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SI 09041870 MMISSION
9

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 H STREET NW
(No. and Street)

WASHINGTON	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL KRAUS (202) 741-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
APR 22 2009
Washington, DC
122

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL KRAUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRC SECURITIES, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

District of Columbia, SS
Subscribed and Sworn to before me
this 21st day of April, 2009
Mary E. Williford
Mary E. Williford, Notary Public, D.C.
My commission expires August 14, 2013

Notary Public

Signature

CHIEF COMPLIANCE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Members' of
PRC Securities, LLC
Washington, DC

I have audited the accompanying statement of financial condition of PRC Securities, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PRC Securities, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
April 17, 2009

PRC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	7,600
Total assets	$	7,600

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilties	$	1,500
Due to member		71
Total liabilities		1,571
MEMBERS' EQUITY		
Members' equity		6,029
Total liabilities and members' equity	$	7,600

The accompanying notes are an integral part of these financial statements.

PRC SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Fee income	$	-
Total revenues		-
Expenses:		
Professional and registration fees	$	68,008
Occupancy costs		29,596
Employee salaries and benefits		82,720
Other operating expenses		19,735
Total expenses	$	200,059
Net income (loss)	$	(200,059)

PRC SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

Members' equity at beginning of year	$ 95,600
Net income (loss)	(200,059)
Members' contributions	198,488
Members' distributions	(88,000)
Members' equity at end of year	$ 6,029

The accompanying notes are an integral part of these financial statements.

PRC SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (200,059)
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses paid by member	198,488	
Increase in due to member	71	
Increase in accrued liabilities	1,500	
Total adjustments		200,059
Net cash used by operating activities		-
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Distributions to members'	$ (88,000)	
Net cash used by financing activities		(88,000)
Net decrease in cash		(88,000)
Cash at beginning of year		95,600
Cash at end of year		$ 7,600

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

PRC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company was formed in Delaware in August 2007. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The company acts principally as a private placement broker for real estate companies in the Washington, DC area.

Organizational Structure

The Company is organized as a Limited Liability Corporation. Under this form of organization, the members are not liable for the debts of PRC Securities, LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

NOTE 2- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

PRC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 8 to 1. The Company's net capital as computed under 15c3-1, was $6,029 at December 31, 2008, which exceed required net capital of $5,000 by $1,029. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 26.1 %.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company shares office space with its member, Perseus Realty Capital, LLC. A portion of the office rent and rent for the furniture and equipment is allocated to the Company. Allocated expenses for office rent during the year ended December 31, 2008 were $25,712; $2,678 and $1,206 were allocated for office furniture rent and equipment rental respectively. The Company owed the member $71 as of December 31, 2008.

The Company's member also pays for most of the expenses of the Company and treats the paid expenses as additional capital contributions. The total expenses paid on the Company's behalf and designated as capital contributions for the year ended December 31, 2008 were $198,488.

NOTE 5- GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $200,059 for the year ended December 31, 2008. In the prior year the Company experienced a net loss of $92,372. . These losses have reduced working capital to the extent that the Company may not be able to continue as a going concern.

NOTE 5- GOING CONCERN (Continued)

The Company's member, Perseus Realty Capital, LLC has been paying the Company's bills out of its own funds to reduce the cash outflows of the Company. The member contributed an additional $4,000 in cash in January 2009 to increase the available net capital for regulatory purposes. The Company is still in its beginning stages and the management believes that with the marketing and sales efforts it is putting in place the Company will have revenue and reduce its dependence on its member in the coming year.

The ability of the Company to continue as a going concern is dependent upon the success of these actions and the economic recovery of the industry as a whole. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

PRC SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2008

PRC SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Total ownership equity from statement of financial condition	$ 6,029
Total nonallowable assets from statement of financial condition	-
Net capital before haircuts on securities positions	6,029
Haircuts on securities	-
Net capital	$ 6,029
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 1,571
Total aggregate indebtedness	$ 1,571
Percentage of aggregate indebtedness to net capital	26.1%
Computation of basic net capital requirement:	
Minimum net capital required (12 1/2% of A.I.)	$ 196
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 1,029
Excess net capital at 1000%	$ 5,872

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

PRC SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report on Internal Control

Members' of
PRC Securities, LLC

In planning and performing my audit of the financial statements and supplemental schedules of PRC Securities, LLC (the Company), for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of PRC Securities, LLC for the year ended December 31, 2008 and this report does not affect my report thereon dated April 17, 2009.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
April 17, 2009